UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      Norwich Financial Corp.
                         (Name of Issuer)

              Common Stock, Par Value $0.01 Per Share
                  (Title of Class of Securities)

                             669431108
                          (CUSIP Number)

                     William T. Kosturko, Esq.
           Executive Vice President and General Counsel
                           People's Bank
                          850 Main Street
                       Bridgeport, CT 06604
                          (203) 338-3661
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         September 3, 1997
      (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 669431108

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      People's Bank
      I.R.S. Identification No. 06-1213065

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  [  ]
      (b)  [  ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      WC (See Item 3)

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    SOLE VOTING POWER

      1,081,036 shares (1) (option to acquire up to 1,081,036
      shares in certain circumstances) (See Item 5)

8.    SHARED VOTING POWER

      None

9.    SOLE DISPOSITIVE POWER

      1,081,036 shares (1) (option to acquire up to 1,081,036
      shares in certain circumstances) (See Item 5)

10.   SHARED DISPOSITIVE POWER

      None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,081,036 shares (1) (option to acquire up to 1,081,036
      shares in certain circumstances) (See Item 5)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES [  ]


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


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.6% (giving effect to full exercise of option to acquire
      1,081,036 shares in certain circumstances)

14.   TYPE OF REPORTING PERSON

      BK

      (1) THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF ALL OF SUCH SHARES PURSUANT TO RULE 13D-4 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. BENEFICIAL OWNERSHIP OF 1,081,036 OF SUCH SHARES IS BEING REPORTED HEREUNDER SOLELY AS A RESULT OF THE OPTION GRANTED PURSUANT TO THE STOCK OPTION AGREEMENT DESCRIBED IN ITEM 4 HEREOF. HOWEVER, PEOPLE'S BANK EXPRESSLY DISCLAIMS ANY BENEFICIAL OWNERSHIP OF THE 1,081,036 SHARES OF NORWICH FINANCIAL CORP. COMMON STOCK WHICH ARE OBTAINABLE BY PEOPLE'S BANK UPON EXERCISE OF THE OPTION BECAUSE THE OPTION IS EXERCISABLE ONLY IN THE CIRCUMSTANCES SET FORTH IN
ITEM 4, NONE OF WHICH HAS OCCURRED AS OF THE DATE HEREOF.

Item 1.    Security and Issuer.

      This statement relates to shares of common stock, par value
$0.01 per share (the "Norwich Common Stock"), of Norwich
Financial Corp. ("Norwich"). The address of Norwich's principal executive offices is 4 Broadway, Norwich, Connecticut 06360.

Item 2.    Identity and Background.

      (a) - (c) and (f). This statement is being filed by People's Bank, a stock savings bank chartered under the laws of Connecticut and headquartered in Bridgeport, Connecticut
("People's"). People's provides a broad range of financial services to individual and commercial customers through a network of 110 banking offices in Connecticut. The address of People's is 850 Main Street, Bridgeport, Connecticut 06604.

      People's Mutual Holdings is a mutual holding company organized under the laws of Connecticut that owns over 50% of People's common stock. The address of People's Mutual Holdings is 850 Main Street, Bridgeport, Connecticut 06604.

      The name, business address, present principal occupation or employment and citizenship of each director and executive officer of People's and each trustee and executive officer of People's
Mutual Holdings are set forth in Annex A hereto and are incorporated herein by reference.

      (d) - (e). During the last five years, neither People's nor People's Mutual Holdings nor, to the best knowledge of People's, any executive officer or director of People's or trustee or executive officer of People's Mutual Holdings has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

      Pursuant to the Stock Option Agreement described in Item 4 (the "Stock Option Agreement"), Norwich has granted to People's an option (the "Option") to purchase up to 1,081,036 shares of Norwich Common Stock at a price of $25.00 per share, exercisable only upon the occurrence of certain events. The exercise of the Option to purchase the full number of shares of Norwich Common Stock currently covered thereby would require aggregate funds of $27,025,900. If People's were to purchase shares of Norwich Common Stock pursuant to the Stock Option Agreement, People's currently anticipates that such funds would be provided from People's working capital.

Item 4.  Purpose of Transaction.

      On September 3, 1997, People's, Norwich and Norwich's wholly-owned subsidiary, The Norwich Savings Society ("NSS"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Norwich and NSS will be merged with and into People's (the "Merger").

      As a result of the Merger, each outstanding share of Norwich Common Stock (excluding treasury and certain other shares) will be converted into the right to receive, at the election of the holder thereof, either 1.0310 shares of People's common stock or $28.74 in cash, in each case subject to adjustment as set forth in Article I of the Merger Agreement. The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. Each share of preferred stock, par value $0.01, of Norwich, none of which is outstanding, will be canceled with no payment being made therefor. Consummation of the Merger would result in the Norwich Common Stock ceasing to be authorized to be quoted on the Nasdaq Stock Market, Inc.'s National Market System and the termination of registration of such securities pursuant to the Act.

      Pursuant to the Merger Agreement, Norwich has agreed not to declare or pay any cash dividend (or special dividend) to shareholders during the first quarter of 1998.

      The Merger will be a tax-free reorganization. The Merger is subject to a number of conditions set forth in the Merger
Agreement.

      As a condition and inducement to People's entering into the Merger Agreement, Norwich entered into the Stock Option Agreement with People's. Pursuant to the Stock Option Agreement, Norwich has granted to People's an option to purchase up to 1,081,036 shares of Norwich Common Stock at a price of $25.00 per share, exercisable only upon the occurrence of certain events. Under certain circumstances set forth in the Stock Option Agreement, People's, as grantee of the Option, may surrender the Option to Norwich in exchange for payment as set forth therein. The Stock Option Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

      Except as set forth in this Item 4, none of People's, its executive officers or directors, People's Mutual Holdings or People's Mutual Holdings' executive officers or trustees has any plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of
Schedule 13D.

      The preceding summary of certain provisions of the Merger Agreement and the Stock Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.  Interest in Securities of the Issuer.

      (a) and (b). Pursuant to the Stock Option Agreement, People's has the right, exercisable only in certain circumstances, none of which has occurred as of the date hereof, to acquire up to 1,081,036 shares of Norwich Common Stock, which represents beneficial ownership of approximately 19.9% of the shares of Norwich Common Stock currently outstanding. If People's were to acquire such shares, it would have sole voting and, subject to certain restrictions set forth in the Stock Option Agreement, investment power with respect thereto. Because of the limited circumstances in which the option granted under the Stock Option Agreement is exercisable, People's disclaims beneficial ownership of such shares of Norwich Common Stock subject to the Stock Option Agreement.

      Except as described above, neither People's nor People's Mutual Holdings nor, to the best knowledge of People's, any executive officer or director of People's or executive officer or trustee of People's Mutual Holdings beneficially owns any shares of Norwich Common Stock.

      (c) Except as described above, there have been no transactions in shares of Norwich Common Stock by People's or People's Mutual Holdings or, to the best knowledge of People's, any of People's executive officers or directors or People's Mutual Holdings' executive officers or trustees during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

      Except as set forth in Items 3, 4 and 5, neither People's nor People's Mutual Holdings nor, to the best knowledge of People's, any director or executive officer of People's or trustee or executive officer of People's Mutual Holdings has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Norwich.

Item 7.  Materials to be Filed as Exhibits.

      2.1  Agreement and Plan of Merger, dated as of September 3,
           1997, by and among People's Bank, Norwich Financial
           Corp. and The Norwich Savings Society.

     99.1 Stock Option Agreement, dated as of September 3, 1997, by and between People's Bank and Norwich Financial
           Corp.

                             SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 15, 1997

                               PEOPLE'S BANK


                               /s/ George W. Morriss
                               -----------------------
                               George W. Morriss
                               Executive Vice President and
                               Chief Financial Officer

                                                            ANNEX A

                      Identity and Background
                      -----------------------

      The following table sets forth the names, addresses and principal occupations of the executive officers and directors of People's and of the executive officers and trustees of People's Mutual Holdings. Each of such directors, trustees and executive officers is a citizen of the United States.


                                                                 Position With
                                                 Position With   People's Mutual
Name and Address           Occupation            People's Bank      Holdings
----------------           ----------            -------------   --------------

Mrs. Jean Adnopoz          Associate Clinical                    Trustee
Yale Child Study Center    Professor, Yale
Box 333                    School of Medicine
New Haven, CT  06510

Mr. James P. Biggs         Executive Vice        Executive Vice
People's Bank              President,            President/
850 Main Street            People's Bank         Director
Bridgeport, CT  06601

Mr. Robert B. Bruner       President, Mt.                        Trustee
Mount Sinai Hospital       Sinai Hospital
Foundation                 Foundation
Hartford, CT  06105

Mr. Edward H. Bucnis       Executive Vice        Executive Vice
People's Bank              President,            President
850 Main Street            People's
Bridgeport, CT  06601      Bank

Mr. David E.A. Carson      President/CEO,        President/CEO   President/CEO
People's Bank              People's Bank         Director        Trustee
850 Main Street
Bridgeport, CT  06601

Mr. George P. Carter       President,            Director        Trustee
Connecticut Foods, Inc.    Connecticut Foods,
158 Cherry Street,         Inc.
Suite 3
Milford, CT  06460-3415

Mr. Joseph E. Clancy         CEO, Bridgeport     Director        Trustee
Bridgeport Machines, Inc.    Machines, Inc.
500 Lindley Street
Bridgeport, CT  06604

Dr. George R. Dunbar         President, Dunbar   Director        Trustee
Dunbar Associates            Associates
71 Turkey Roost Road
Monroe, CT  06468

Mr. John L. Flannery         Retired                             Trustee
34 Treeborough Drive
West Hartford, CT  06117

Mr. Jerry Franklin           President, CT       Director
CT Public Broadcasting,      Public
Inc.                         Broadcasting, Inc.
240 New Britain Avenue
Hartford, CT  06106

Mr. Norwick R.G. Goodspeed   Retired                             Chairman/
Poeple's Mutual Holdings                                         Trustee
850 Main Street
Bridgeport, CT  06604

Mrs. Eunice Groark           Attorney            Director
45 Woodside Circle
Hartford, CT  06105

Mr. Samual W. Hawley         Retired             Director        Trustee
People's Bank
850 Main Street
Bridgeport, CT  06601

Mrs. Betty Ruth Hollander    CEO, Omega          Director        Trustee
Omega Technologies, Inc.     Technologies, Inc.
1 Omega Drive
Stamford, CT  06907

Mr. Bryan J. Huebner         Executive Vice      Executive Vice
People's Bank                President,          President
850 Main Street              People's Bank
Bridgeport, CT  06601

Mr. John A. Klein            Executive Vice      Executive Vice
People's Bank                President,          President
850 Main Street              People's Bank
Bridgeport, CT  06601

Mr. William T. Kosturko      Executive Vice      Executive Vice
People's Bank                President,          President
850 Main Street              People's Bank
Bridgeport, CT  06601

Saul Kwartin, Esq.           Of Counsel,         Director
Wofsey, Rosen, Kweskin       Wofsey, Rosen
& Kuriansky                  et. al.
600 Summer Street
Stamford, CT  06901

Ms. Jean LaVecchia           Senior Vice         Director
Organization Development     President, SNET
Southern New England
Telecommunications Corp.
227 Church Street
New Haven, CT  06510

Mr. Leonard N. Mainiero      Retired                             Trustee
227 Hilltop Road
Bridgeport, CT  06605

Jack E. McGregor, Esq.       Of Counsel,         Director
Cohen & Wolf PC              Cohen & Wolf PC
1115 Broad Street
Bridgeport, CT  06604

John F. Merchant, Esq.       Attorney                            Trustee
290 Alma Drive
Fairfield, CT  06430

Mr.George W. Morriss         Executive Vice      Executive Vice  Vice President
People's Bank                President,          President
850 Main Street              People's Bank
Bridgeport, CT  06601

Mr. John G. Phelan           President,                          Trustee
Fletcher Thompson, Inc.      Fletcher Thompson,
Two World Trade Plaza        Inc.
Bridgeport, CT  06604-3944

Mrs. Glenda Copes Reed       Vice President,                     Trustee
Corporate Real Estate        Aetna, Inc.
Aetna, Inc.
151 Farmington Avenue
Hartford, CT  06156

Robert L. Rosensweig, Esq.   Attorney                            Trustee
Shipman & Goodwin
One American Row
Hartford, CT  06103-2819

Mr. Frederick J. Ross        Retired                             Trustee
2398 Stowe Hollow Road
Stowe, VT  05672

James A. Thomas, Esq.        Associate Dean,     Director        Trustee
Yale Law School              Yale Law School
127 Wall Street
New Haven, CT  06520

Mr. Louis H. Ulizio, Jr.     Executive Vice      Executive Vice
People's Bank                President,          President
850 Main Street              People's Bank
Bridgeport, CT  06601

Mr. Wilmot F. Wheeler, Jr.   Chairman, Jelliff   Director        Trustee
Jelliff Corp.                Corp.
354 Pequot Avenue
Southport, CT  06490

Exhibit Number            Description
-----------------------------------------------------------------
 2.1                      Agreement and Plan of Merger, dated as
                          of September 3, 1997, by and among
                          People's Bank, Norwich Financial Corp.
                          and The Norwich Savings Society.

99.1                      Stock Option Agreement, dated as of
                          September 3, 1997, by and between
                          People's Bank and Norwich Financial
                          Corp.



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